Delisting Determination,The Nasdaq Stock Market, LLC,
November 24, 2015, ZaZa Energy Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of ZaZa Energy Corporation
(the Company), effective at the opening of the trading session on December 4, 2015. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b)(2).
The Company was notified of the Staffs
determination on August 26, 2015. The Company appealed the determination to a Hearing Panel. On October 1,
2015, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on November 16, 2015.